                                                               Page 4 of 8 Pages

                                                                       EXHIBIT 8

                                 EDWARD J. BONN
                               15303 VENTURA BLVD.
                                   SUITE 1070
                             SHERMAN OAKS, CA 91403

                                 March 28, 2002

VIA FAX

To Members of the Board of Directors
    of New Frontier Media, Inc.:

In preparation for the special Board meeting called by Mark Kreloff for Friday, March 29, 2002 at 9:00 AM (Colorado time), I wanted to clarify certain matters and bring the following to your attention.

1.      NOOF = THE WORST PERFORMING ADULT ENTERTAINMENT STOCK.

        Over the past two years, the Company's shareholders have lost over 80% of their stock value. Relative to our public comparables of Private Media Group, Inc. (NASDAQ: PRVT) and Playboy Enterprises, Inc., (NYSE:PLA), NOOF has under performed by 40% and 65% -- to say nothing of the Company's performance relative to the Russell 2000, where NOOF has under performed by a staggering 70%.

        The Board of Directors must address this matter. Our principal obligation as directors is to act in our shareholders' best interests. The situation must be corrected.

2.      THE TIME TO ACT IS NOW.

        Over the past two years, I have attempted to work with current management and the Board to address these issues and develop an acceptable business strategy for the Company. These efforts have been unsuccessful. While I am willing to work with current management and the Board to address these matters on a responsible basis, I do not believe that the current CEO is behaving in a constructive manner.

        I do not profess to have all the answers, but I do know that the current management team has failed to deliver shareholder value and must be held accountable for that failure. I urge you to impose accountability on management for the poor performance of the Company.

        The proposals I have heard from management regarding the future direction of the Company are just more of the same. I strongly advocate retaining a new management team with the right experience and allowing that team to develop and implement a plan to restore value for all of the Company's shareholders.

3.      MANAGEMENT IS NOW WORKING TO ENTRECH ITSELF.

        Notwithstanding the Board's repeated efforts to encourage management to develop a strategy, current management has failed to develop an appropriate plan to address the declining market value of the Company. Rather than addressing this critical issue, our CEO is now working to perpetuate his position in office.

                                                               Page 5 of 8 Pages

Members of the Board of Directors
  of New Frontier Media, Inc.
Page 2

        On March 22, Mark Kreloff left me a voicemail message calling me a "despicable human being" and vowing to fight my efforts to effect a change in management. A transcript of this voicemail is attached.

        In an effort to implement his strategy to perpetuate his tenure, Mr. Kreloff is using our Company's treasury to retain new counsel for the Company, without consulting the full Board or using an independent Board committee with its own independent counsel to evaluate these matters. Why is the Board letting the person most responsible for the dismal performance of the Company now select counsel to perpetuate himself in office?

        I realize current management is attempting to make Internet operations an issue. This is not the issue. The performance of the Company over the last two years is the issue.

        It is critical that we obtain an independent perspective from a new management team. This is the only way that the Company can regain the confidence of investors and develop an effective plan to enhance shareholder value.

4. CONTRARY TO ADVICE FROM COMPANY COUNSEL, THE "POISON PILL" HAS NOT BEEN TRIGGERED.

        On March 20, 2002, Hank Greyson, acting as counsel to the Company, called my counsel to allege that Brad Weber and I are acting as a "group" for purposes of the federal securities laws and that, as a result, the Company's "poison pill" anti-takeover device had been triggered. This extraordinary and irresponsible allegation would make us one of the few companies in history to trigger a poison pill and would wreak havoc on our Company's capitalization.

        The rights agreement excludes any person who (like me) owned 15% or more of the Company's common stock on the day the Rights Agreement was adopted. Unless that person increases his "beneficial ownership" of common stock by 1% or more, such pre-existing share ownership is "grandfathered" under the poison pill. I have not increased my beneficial ownership of common stock in any way.

        Furthermore, Brad Weber and I have not been acting as a "group," and we have done nothing to trigger the poison pill. Any activities and business relationships between Brad and myself are disclosed and are well known; these relationships were in place long before adoption of the poison pill.

        Are there any members of the Board, other than Mark Kreloff, who thought that the poison pill would be triggered by the directors taking action under the Company's bylaws or by the shareholders exercising their rights? The rights agreement provides the Board with broad discretion to amend the Rights Agreement and redeem the rights. Does the Board understand the true financial and economic consequences of deciding to trigger the Rights Plan?

        The Board should create an independent committee to analyze any issues that may arise under the Rights Plan, based on the advice of separate independent counsel selected by this independent committee, and without the involvement of management that appears to be set on a path to preserve its positions in office.

                                                               Page 6 of 8 Pages

Members of the Board of Directors
  of New Frontier Media, Inc.
Page 3

        I do not believe that the Board adopted the poison pill to frustrate directors in their efforts to address critical management issues. The issue of selection and retention of the CEO is an essential part of the Board's proper discharge of its fiduciary responsibilities.

        Nor is the poison pill intended to frustrate directors or shareholders in airing their views. The poison pill does not supercede the process of shareholder democracy. As a director and shareholder of the Company, I and others are entitled to be heard and to exercise our rights.

5.      THE BOARD'S RESPONSIBILITY.

        The Board now has an opportunity to put the Company back on track. A fresh start with new independent management and new independent directors is required. Current management is attempting to entrench itself in office, regardless of the expense or impact on our Company.

        After being appointed to the special committee to address the issues regarding Mark Kreloff's departure, I have had my advisors talk to Alan Isaccman to develop an acceptable proposal. I have spoken with Alan Isaccman and submitted written proposals that are far more generous than what the Company is obligated to provide under its amended employment agreement with Mark Kreloff. As was our plan, we can discuss these issues at length at our Board meeting on Monday. The side show that management is now attempting to create at this late date, after years of mismanagement, is not in our shareholder's best interests nor consistent with our fiduciary duties.

6.      IT IS TIME TO ACT WITH OUR SHAREHOLDERS' INTERESTS IN MIND.

        Our shareholders are watching. We can resolve this process professionally - in the exercise of our due care as directors - or we can watch as management drives the Company to incur tremendous cost and further distraction. As we consider how to proceed on these important topics, we have a responsibility to prevent waste of the Company's assets. As you hear management justify its actions and maneuver to prevent the workings of shareholder democracy, consider whether the CEO is using the Company's assets and resources in the best interests of all shareholders. Every member of the Board of Directors will be held accountable for these actions. The future of our Company is at stake.

I look forward to hearing your views and am available to answer any questions.

Sincerely,

/s/ Edward J. Bonn

Edward J. Bonn

                                                               Page 7 of 8 Pages

                  [TRANSCRIPT OF VOICEMAIL LEFT BY MARK KRELOFF
                       FOR EDWARD BONN ON MARCH 22, 2002]



Mark Kreloff: Hey Ed, do me a favor and don't get back to me as soon as you can. That newswire was the last straw. You have humiliated me. You have embarrassed me. You have done the most despicable thing that I have ever thought to think of in my life. I have newspaper reporters wanting to talk to me about this. This is an outrage and I am going to go after you and I'm going to fight to have you thrown off the board unless you do something to rescind this. This is just outrageous and you are a despicable human being.